As filed with the Securities and Exchange Commission on September 3, 2021

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act Of 1934

Highland Income Fund

(Name of Subject Company (Issuer))

Highland Income Fund

(Name of Filing Person (Issuer))

Common shares of beneficial interest, par value $0.001

(Title of Class of Securities)

43010E404

(CUSIP Number of Securities)

Stephanie Vitiello, Esq.

2515 McKinney Avenue, Suite 1100

Dallas, Texas 75201

(800) 357-9167

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Thomas A. DeCapo, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street Boston, Massachusetts 02116 (617) 573-4800	R. Charles Miller K&L Gates LLP 1601 K St NW Washington, DC 20006 Telephone: (202) 778-9372

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
N/A	N/A

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	Filing party: ☐
Form or registration No.: ☐	Date filed: ☐

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer  ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO is filed by Highland Income Fund (the “Fund”) and relates to a pre-commencement communication by the Fund with respect to the Fund’s common shares of beneficial interest, par value $0.001 per share (“Common Shares”).

On September 3, 2021, Highland Capital Management Fund Advisors L.P., the Fund’s investment adviser, filed a Letter to Institutional Shareholder Services, dated September 3, 2021 (the “Letter”), with the Securities and Exchange Commission (the “SEC”) in connection with the Fund’s ongoing proxy solicitation efforts with respect to the adjourned special meeting of the Fund’s shareholders to be held on September 24, 2021. The Letter contains discussion of the Fund’s recently announced offer to purchase for cash up to $50 million in aggregate value of Common Shares at a price equal to 95% of the net asset value per Common Share as of the close of business on the business day before the tender offer expires (the “Tender Offer”), subject to certain terms and conditions. The Tender Offer will only be made to current holders of Common Shares (“Shareholders”).

Upon commencement of the Tender Offer, the Fund will file with the SEC a Schedule TO containing an offer to purchase, forms of letters of transmittal and related exhibits. These documents will contain important information about the Tender Offer and Shareholders are urged to read them carefully when they become available. Shareholders may obtain free copies of the Tender Offer Statement and other documents (when they become available) filed with the SEC at the SEC’s web site at www.sec.gov. In addition, free copies of the Tender Offer Statement and other documents filed with the SEC may also be obtained after the commencement of the Tender Offer by directing a request to the Fund.

ITEMS 1	THROUGH 11.

Not applicable.

ITEM 12.	EXHIBITS.

99.1	Letter to Institutional Shareholder Services, dated September 3, 2021

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.